Direct Number: (216) 586-7254
cjhewitt@jonesday.com

July 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel Morris Special Counsel, Division of Corporation Finance

Re:	Axsys Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 9, 2009 File No. 000-16182
Dear Ladies and Gentlemen:
          On behalf of Axsys Technologies, Inc., a Delaware corporation (“Axsys”), this letter and the enclosed amendment respond to the Staff’s comments to Axsys with respect to the preliminary proxy statement on Schedule 14A that were contained in your letter dated July 6, 2009.
          For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers in the responses refer to pages of the amended filing of the preliminary proxy statement.
Preliminary proxy Statement on Schedule 14A
General
1.	Please revise the proxy statement, as appropriate, to more clearly and consistently discuss the relationship between General Dynamics and General Dynamics Advanced Information Systems (“GD AIS”). For instance, we note that your disclosure regarding the purpose of the merger on page 2 refers to General Dynamics rather than GD AIS. We also note that your discussion of Background of the Merger on pages 17-20 focuses on General Dynamics. Your revisions should clarify the roles of the different entities in this transaction. You may also wish to consider providing a graphic illustration of the transaction and the inter-relationship of the parties.

Securities and Exchange Commission
July 10, 2009

Axsys supplementally advises the Staff that it does not believe that the internal relationship of the various entities that are directly and indirectly wholly owned by General Dynamics Corporation (“General Dynamics”) is material to a stockholder in deciding how to vote as the merger consideration is comprised solely of cash. Axsys believes that the inclusion of such a detailed disclosure throughout the preliminary proxy statement would add unnecessary confusion. As discussed in the “Background Section” of the preliminary proxy statement, while General Dynamics was the entity that participated in the auction and negotiated the merger agreement, General Dynamics and Axsys agreed to have GD AIS enter into the merger agreement for organizational reasons, with General Dynamics providing a guaranty of the obligations of GD AIS and Vision Merger Sub, Inc. However, Axsys has added disclosure on page 1 of the preliminary proxy statement to disclose the relationship between General Dynamics and GD AIS and to clarify their respective roles in the negotiation of the merger agreement earlier in the proxy statement.
Summary, page 1
2.	Please revise to disclose that the financing for the proposed transaction is assured.

Axsys has revised the preliminary proxy statement on page 5 in response to the Staff’s comment.
Information about the Merger Parties, page 1
3.	Please provide a financial snapshot of each party to the merger agreement. For example, consider including total assets, net income and shareholders’ equity for each company as of a recent date.

Axsys supplementally advises the Staff that, pursuant to Instruction 2 of Item 14 of Schedule 14A, as the consideration offered in the merger consists wholly of cash and there is no financing condition, the financial information relating to General Dynamics, GD AIS or Merger Sub is not required to be disclosed. Furthermore, while financial information for Axsys also is not required, it has been incorporated by reference from Axsys’ public filings. Finally, in response to the Staff’s comment 2 above, Axsys has added disclosure relating to the financial ability of GD AIS to complete the merger. As contemplated by Instruction 2 of Item 14 of Schedule 14A, Axsys does not believe that further financial information is material to a decision by a stockholder on how to vote.
Board Recommendation, page 4
4.	Please revise to briefly discuss the company’s reasons for engaging in the merger and why it believes the transaction is in its best interests.

Securities and Exchange Commission
July 10, 2009

Axsys has revised the preliminary proxy statement on page 4 in response to the Staff’s comment.
Opinion of Jefferies & Company, Inc., page 5
5.	Please revise this section to disclose the fees payable to Jefferies & Company, Inc. in exchange for its fairness opinion.

Axsys has revised the preliminary proxy statement on page 5 in response to the Staff’s comment.
Conditions to the Merger, page 5
6.	Please disclose the most significant conditions to the merger, including the provision that General Dynamics’ obligation to effect the merger is subject to satisfaction or written waiver of the condition that no more than 12% of your outstanding shares demand appraisal rights.

Axsys has revised the preliminary proxy statement on page 5 in response to the Staff’s comment.
Appraisal of Rights of Axsys Shareholders, page 7
7.	Please clarify that stockholders will receive the right to $54.00 per share if they improperly exercise their appraisal rights.

Axsys has revised the preliminary proxy statement on page 7 in response to the Staff’s comment.
How do Axsys directors and executive officer intend to vote their shares..., page 8
8.	We note your disclosure of the shares held by Mr. Bershad, your chief executive officer. Please revise to disclose the votes required for approval of the transaction after taking into account the percentage of outstanding shares entitled to vote held by directors, executive officers and affiliates of the company who have expressed an intent to vote in favor of the transaction.

Axsys has revised the preliminary proxy statement on page 8 in response to the Staff’s comment.

Securities and Exchange Commission
July 10, 2009

What will happen to my shares of Axsys common stock after the merger?, page 8
9.	We note your disclosure that upon completion of the merger, each issued and outstanding share, “subject to certain exceptions,” will automatically be converted into the right to receive $54.00 in cash, without interest. With a view to possible disclosure, please tell us what these exceptions are.

Axsys supplementally advises the Staff that this language referred to holders of dissenting shares that had properly perfected their appraisal rights. In response to the Staff’s comment, Axsys has revised the language throughout the preliminary proxy statement to delete this language. Axsys believes that appraisal rights are appropriately discussed throughout the preliminary proxy statement in other sections and that a discussion of shares held by Axsys and General Dynamics is not material to Stockholders. Therefore, this deletion is appropriate and removes the confusion identified by the Staff.
When does Axsys expect the merger to be completed?, page 9
10.	Please disclose in the section entitled “Summary” that your stockholders will receive instructions regarding how to surrender their stock certificates in a letter of transmittal delivered by the company no later than two business days after the completion of the merger. Also, please disclose that stockholders may expect to receive payment promptly upon delivery of a completed and duly executed letter of transmittal.

Axsys has revised the preliminary proxy statement on page 9 in response to the Staff’s comment.
Background of the Merger, page 17
11.	Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price. With respect to negotiations that were conducted on your behalf by your representatives, please revise to discuss in greater detail the instructions provided by your Board to such representatives. Further, to the extent practicable, please identify the persons involved in each contact or negotiation, rather than using generic terms like “management” or “representatives.”

Axsys supplementally advises the Staff that all discussions regarding price are described in the preliminary proxy statement. With respect to the other principal terms, Axsys has revised the preliminary proxy statement on page 7 in response to the Staff’s comment. Axsys has also revised the preliminary proxy statement on page 19 in response to the Staff’s comment relating to instructions provided by the Board. Axsys supplementally advises the Staff that it believes that identifying the persons by name involved in each contact or negotiations, rather

Securities and Exchange Commission
July 10, 2009

than using generic terms like “management” or “representative,” is both impracticable and immaterial to a decision by a stockholder on how to vote.

12.	We note your disclosure on page 17 that the Board and management on various occasions have received advice from outside financial advisors and have “periodically considered” a sale transaction. Please revise to disclose when the Board has considered sale transactions and whether the Board has ever previously engaged a financial advisor to assist in running a formal sale process.

Axsys has revised the preliminary proxy statement on page 15 in response to the Staff’s comment.

13.	Please revise to discuss any alternative transactions considered by the company (including selling a portion of the company, rather than all of it) and the reasons the Board rejected such alternatives. Also, please discuss management’s views regarding the effect of the current state of the economy on the company’s ability to successfully complete a transaction which maximizes the benefit to stockholders.

Axsys supplementally advises the Staff that, as disclosed in the proxy statement, the auction process was designed to gauge the interest in a sale of the entire company and that, during this process, the Board was not considering any alternatives to such sale other than to remain independent. However, Axsys has revised the preliminary proxy statement on page 15 to disclose previous strategic actions taken by the Board. In addition, Axsys has revised the preliminary proxy statement on page 15 to discuss the factors management and Jefferies discussed, including the current state of the economy, when management decided to pursue a structured sales process.

14.	Please revise to disclose the company’s initial expectations regarding price and other terms. If those expectations included the retention of senior management, please disclose.

Axsys supplementally advises the Staff that it had no initial expectations regarding price or other terms, including the retention of senior management.

15.	We note your disclosure on page 17 that in the days following your March 11 announcement you received three oral indications of possible valuation ranges. Please disclose each of these ranges.

Axsys has revised the preliminary proxy statement on page 16 in response to the Staff’s comment.

Securities and Exchange Commission
July 10, 2009

16.	We note the Board discussion on May 7, 2009. Please revise your disclosure to describe in greater detail management’s discussions regarding the status of the bidding process and, in particular, its discussions related to the decisions by certain bidders to withdraw from the sale process. Please disclose whether the parties indicated why they did not provide offers. Also, please address how management viewed the impact of decreased competition on the offers received.

Axsys has revised the preliminary proxy statement on page 16 in response to the Staff’s comment.

17.	Please disclose why the Board determined to pursue a final negotiated deal with General Dynamics on May 21, 2009. Note that your revised disclosure should discuss in more detail the material terms of the competing offers received by the company and the Board’s specific objections to them, including, for example, but without limitation, any concerns related to the type of consideration (stock versus cash), conditionality or the size of proposed termination fees. To the extent that the Board discussed positive and negative attributes of the General Dynamics offer(s), please also describe these discussions in greater detail.

Axsys has revised the preliminary proxy statement on page 17 in response to the Staff’s comment.
Axsys’ Reasons for the Merger, page 19
18.	We note your disclosure in the first bullet point at the bottom of page 19. Please revise to provide detailed disclosure concerning the business, financial condition, results of operations, competitive position, business strategy, strategic options and prospects, as well as the industry, economic and market conditions, both on a historical and prospective basis, which led the Board to approve the merger. Please also revise to quantify the Board’s definition of the “short to medium term” and, with a view to possible disclosure, please tell us whether the Board considered the prospects for long-term shareholder value.

Axsys has revised the preliminary proxy statement on page 17 in response to the Staff’s comment.

19.	Refer to the third-to-last bullet on page 21. Given that the 12-month high for the company’s stock price was substantially higher than the present offer, please expand to more clearly discuss the risk to your stockholders that they will not be able to participate in any future market recovery.

Securities and Exchange Commission
July 10, 2009

Axsys has revised the preliminary proxy statement on page 19 in response to the Staff’s comment.

20.	Refer to the first full paragraph on page 22. Disclose how, if at all, the interests of some of your directors and executive officers in the merger affected the Board’s deliberations. Although the interests are disclosed, their effect on this transaction or your negotiations is not fully discussed.

Axsys has revised the preliminary proxy statement on page 19 in response to the Staff’s comment.
Opinion of Jefferies & Company Inc., page 22
21.	Please include a comprehensive table at the beginning of the financial advisors’ section that compares the instant transaction value (per share) with the range suggested by each material valuation methodology employed by your financial advisor in reaching its fairness opinion.

Axsys supplementally advises the Staff that it has considered the Staff’s request to include a comprehensive table summarizing the range of values implied by each valuation methodology and respectfully submits that the disclosure of the financial analyses already included in the proxy statement summarizing the valuation methodologies utilized by Jefferies is clear and comprehensible and that no further disclosure is needed. Axsys notes that the summary of Jefferies’ opinion and financial analysis already runs for almost 7 full pages, and Axsys does not believe that adding a table and further lengthening this portion of the proxy statement as suggested will enhance the quality of the disclosure. In this regard, Axsys also notes that the merger consideration of $54.00 per share was above the high end of the implied values for every valuation methodology disclosed other than one variation of the premiums paid analysis, where the disclosure already indicates that the particular valuation was not particularly meaningful.

22.	You may not disclaim responsibility for your disclosure. Please revise to remove the disclosure in the second full paragraph on page 24 indicating that the quantitative and qualitative methods of financial analysis are “not necessarily susceptible to partial analysis or summary description.”

Axsys respectfully submits that the language in question does not disclaim responsibility for the disclosure but instead provides cautionary language alerting readers to the fact that the financial analyses underlying a fairness determination are complex and all of the quantitative and qualitative judgments cannot be summarized in a partial analysis or summary description. Axsys believes that removing this disclosure would create a false and

Securities and Exchange Commission
July 10, 2009

misleading impression of the summary provided and that no revision is required or appropriate.

23.	We note your disclosure in the second full paragraph on page 24 that Jefferies “may” have given various analyses more or less weight than others. As applicable, please disclose whether Jefferies gave more or less weight to each analysis presented to the Board. Please also disclose the rationale for these relative weightings.

Axsys notes the disclosure on page 1, which indicates that the “conclusions reached by Jefferies are based on all analyses and factors taken as a whole (emphasis added)” and that “[c]onsidering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion.” Accordingly, Axsys respectfully submits that it would be inaccurate to add additional disclosure as to whether Jefferies gave more or less weight to each of the analyses presented to the Board or the rationale for the relative weightings. As noted above, Axsys supplementally advises the Staff that the merger consideration of $54.00 per share was above the high end of the implied values for every valuation methodology disclosed other than one variation of the premiums paid analysis, where the disclosure already indicates that that particular valuation was not particularly meaningful.

24.	We note your references on page 18 to a preliminary valuation analysis prepared by Jefferies and presented to the Board on May 21, 2009. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in greater detail the presentation referenced on page 18, pursuant to Item 1015(b) of Regulation M-A. To the extent that the information contained in this presentation is substantially similar to the disclosure already provided in the summary of the advisor’s final opinion dated June 3, 2009 then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why the preliminary presentation is not materially related to the transaction.

Axsys supplementally advises the Staff that the preliminary valuation analysis presented by Jefferies to the Board on May 21, 2009 was subsumed by the final valuation analysis that was presented by Jefferies to the Board on June 3, 2009 and summarized in the proxy statement on pages 20 to 26. Therefore, an additional summary of the May 21, 2009 preliminary analysis would be duplicative to the final analysis already summarized, and accordingly Axsys believes that it has complied with the requirement to summarize all presentations required to be summarized pursuant to Item 1015(b) of Regulation M-A.

Securities and Exchange Commission
July 10, 2009

25.	In addition, please provide on a supplemental basis copies of the materials that Jefferies prepared in connection with its fairness opinion or otherwise provided to the Board in connection with this transaction, including, among other things, any “board books,” drafts of fairness opinions provided to the Board, and summaries of all oral presentations made to the Board.

The presentation dated June 3, 2009 to the Axsys board of directors is being separately delivered to the Staff on a supplemental basis by Latham & Watkins LLP, counsel to Jefferies & Company, Inc., together with a request for confidential treatment under the Freedom of Information Act.
Historical Trading Analysis, page 25
26.	Please disclose the criteria Jefferies used to determine the five companies referred to as “Axsys Selected Comparable Companies.” If any company satisfied the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Axsys has revised the preliminary proxy statement on page 22 in response to the Staff’s comment. Axsys supplementally advises the Staff that no companies that satisfied the criteria were excluded from the analysis.

27.	Please disclose the impact of the historical trading analysis, if any, on Jefferies determination that the $54.00 per share offer constituted fair consideration from a financial point of view.

Axsys has revised the preliminary proxy statement on page 22 in response to the Staff’s comment to indicate that the historical trading analysis was included to provide the Axsys board with background information and perspective with respect to the relative historical share price of Axsys common stock. As such, the historical trading analysis is not a valuation analysis, per se, and the historical trading analysis was one of many factors considered by Jefferies in arriving at its fairness determination. As previously noted, because the “conclusions reached by Jefferies are based on all analyses and factors taken as a whole (emphasis added)”, it is not possible to suggest how this particular analysis affected Jefferies’ fairness determination.
Comparable Public Company Analysis, page 26
28.	We note your disclosure that in the two years prior to the opinion your common stock rose 141.3% while the Axsys Selected Comparable Companies’ stock declined by 16.9%. With a view to disclosure, please tell us whether Jefferies accounted for this

Securities and Exchange Commission
July 10, 2009

disparity in market performance in determining the appropriate range of multiples used in its comparable public company analysis.

As noted in response to comment 27, Axsys has revised the preliminary proxy statement on page 22 in response to the Staff’s comment to indicate that the historical trading analysis was included to provide the Axsys board with background information and perspective with respect to the relative historical share price of the Axsys common stock. Axsys supplementally advises the Staff that Jefferies did not account for any disparity in market performance in determining the appropriate range of multiples used in its comparable public company analysis.

29.	Please disclose the last twelve month EBITDA and 2009 estimated EBITDA in this section.

Axsys has revised the preliminary proxy statement on page 23 in response to the Staff’s comment.

30.	You may not disclaim responsibility for your disclosure. We note your disclosure in the final sentence on page 26 and in the last full paragraph on page 27 that mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data. Please revise to remove this language or explain how mathematical analysis, including mean and median figures, can assist investors in assessing comparable company data.

Axsys respectfully submits that the language in question does not disclaim responsibility for the disclosure but instead provides cautionary language that the mean and median statistics cannot be applied in a purely mathematical way to analyze comparable company data. Rather, the mean and median trading multiple statistics have been included in the table, along with the high and low multiple trading statistics, to provide a frame of reference for interpreting the range of multiples selected by Jefferies for this analysis, which are already disclosed on page 23.
Selected Comparable Transactions Analysis, page 27
31.	Please disclose the criteria Jefferies used to determine the nine transactions in its selected comparable transactions analysis. Also, explain the timeframes chosen for the selected transactions. If any transaction satisfied the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Axsys has revised the preliminary proxy statement on pages 23-24 in response to the Staff’s comment. Axsys supplementally advises the Staff that no transactions that satisfied the criteria were excluded from the analysis.

Securities and Exchange Commission
July 10, 2009

32.	Also, we note that you have disclosed that none of the selected transaction are identical to this merger. Please provide additional disclosure regarding the structure of the comparable transactions so that shareholder may further evaluate the usefulness of your financial advisor’s comparison. For example, disclose the size of the comparable transactions and whether the transactions were similarly structured mergers, going-private transactions, leveraged buyouts, or something else. Were they all cash, all stock, or some combination?

Axsys has revised the preliminary proxy statement on page 24 in response to the Staff’s comment.
Premiums Paid Analysis, page 28
33.	Please disclose the selected merger and acquisition transactions that Jefferies used in the premiums paid analysis. With a view to disclosure, please tell us why Jefferies appears to have used separate sets of transactions to conduct its selected comparable transactions analysis and its premiums paid analysis.

Axsys supplementally advises the Staff that it has been advised that Jefferies considered 18 transactions in its premiums paid analysis. In light of the large number of transactions considered in this premiums analysis, Axsys does not believe that it would enhance the disclosure to list all of these transactions in the proxy statement and notes that, in its experience and unlike the case of a comparable transaction analysis (where the transactions are identified by name), it is not customary to disclose the transactions underlying a premiums paid analysis; in fact, these transactions were not identified by name in the board presentation. Axsys also supplementally notes that Jefferies used a different set of transactions in this analysis from the transactions used in the Selected Comparable Transactions Analysis because the Selected Comparable Transactions Analysis involved all privately owned target companies (with the one exception of DRS Technologies, Inc.), and accordingly, because there are no trading markets for the privately owned companies in the Selected Comparable Transaction Analysis, those transactions could not be used in the Premiums Paid Analysis.

34.	We note your disclosure that Jefferies determined that the premiums paid analysis using the per share closing prices of your stock for the one day and four weeks prior to Jefferies opinion, or June 2, 2009, was “not particularly meaningful” because your common stock was likely trading in anticipation of a transaction announcement that occurred on March 11. We also note that Jefferies performed the premiums paid analysis using the per share closing prices for the one day and four weeks prior to the March 11 public announcement date. With a view to disclosure, please tell us whether

Securities and Exchange Commission
July 10, 2009

Jefferies determined if similar public announcements, or unusual market activity, preceded board announcements of the transactions used in the premiums paid analysis.

Axsys notes that the Premiums Paid Analysis was performed on the basis of median premia paid in the transactions selected. Because the median, by definition, is the middle value of an ordered set of values, the median does not take into account outliers in the form of very large or very small premia that may result from public announcements or unusual market activity. As a result, Axsys respectfully submits that it was not necessary for Jefferies to determine, and Jefferies did not determine, whether similar public announcements, or unusual market activity, preceded board announcements of the transactions used in the Premiums Paid Analysis.

35.	Given that certain of the premiums paid analyses were, according to your financial adviser, “not particularly meaningful”, please disclose whether you have relied on these analyses or how, if at all, you discounted them.

Axsys notes the disclosure on page 22, which indicates that the “conclusions reached by Jefferies are based on all analyses and factors taken as a whole,” and that “[c]onsidering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion.” Accordingly, Axsys respectfully submits that because the analysis in question has already been described as “not particularly meaningful,” it is unnecessary and potentially misleading to add any additional disclosure as to whether Jefferies relied on this particular analysis or how, if at all, Jefferies discounted it.

36.	We note that Jefferies also performed a premiums paid analysis using your pre-announcement stock price on March 10 and adjusting this value based on the historical changes in trading prices for the Axsys Selected Comparable Companies. Please disclose the stock price changes for the Selected Comparable Companies during each of the relevant periods.

Axsys has revised the preliminary proxy statement on page 25 in response to the Staff’s comment.

37.	We note your disclosure in the second full paragraph on page 29. Please state whether you or Jefferies determined the amount of consideration to be paid. Please refer to Item 1015(b)(5) of Regulation M-A.

Axsys has revised the preliminary proxy statement on page 25 in response to the Staff’s comment.

Securities and Exchange Commission
July 10, 2009

Treatment of Stock Options, page 30
38.	It appears that the first table presented on page 31 is missing columns with the aggregate number of shares subject to outstanding unvested options and the cash-out value of those unvested options. Please advise.

Axsys has revised the preliminary proxy statement on page 27 in response to the Staff’s comment to reflect that the table only discloses the cash out value of all options, vested or unvested.

39.	As appropriate, please revise the column entitled “Aggregate Cash-Out Value of All Options” to indicate that it reflects the cash-out value of all options with a per share exercise price less than $54.00.

Axsys has revised the preliminary proxy statement on page 27 in response to the Staff’s comment to reflect that the table only discloses the cash out value of all options, vested or unvested.
Employment Agreement and Severance Protection Agreements, page 32
40.	With a view to possible disclosure, please tell us the principal differences between Mr. Bershad’s June 3, 2009 amended and restated employment agreement and the agreement filed as Exhibit 10.13 to your Form 10-K for the year ended December 31, 2008. Similarly, please tell us the principal differences between Messrs. Almeida’s and Conner’s June 3, 2009 amended and restated severance protection agreements and the agreements filed as Exhibits 10.15 and 10.16 to your Form 10-K for the year ended December 31, 2008.

Axsys supplementally advises the Staff that on May 7, 2009, Axsys entered into an amended and restated employment agreement with Mr. Bershad, which consolidated and amended the terms of Mr. Bershad’s previous amended and restated employment agreement and previous amended and restated severance protection agreement. In addition, on May 7, 2009, Axsys and Messrs. Almeida and Conner amended their respective amended and restated severance protection agreements. The material changes made to Mr. Bershad’s amended and restated employment agreement and Messrs. Almeida’s and Conner’s amended and restated severance protection agreements are discussed in the current report on Form 8-K Axsys filed with the Commission on May 11, 2009, which has been incorporated by reference into the preliminary proxy statement. Each executive’s agreement was further amended on June 3, 2009 to clarify that the gross-up payments provided for in the respective agreement are for the purpose of placing the respective executive in the same after-tax position with respect to any severance payment as the executive would have been in after payment of all federal, state and local taxes if the severance payments had not given rise to an excise tax imposed by

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July 10, 2009

Section 4999 of the Internal Revenue Code, or to any similar tax imposed by state or local law, and no penalties or interest had been imposed. Because the June 3, 2009 amendments were solely for clarification purposes, Axsys views these amendments as non-substantive and non-material.
Certain United States Federal Income Tax Consequences, page 34
41.	You should unequivocally state the tax consequences, and not simply what the tax consequences are “in general.” For example, we note your disclosure on pages 35 that “in general” a stockholder who surrenders your shares will recognize a capital gain or loss equal to the difference, if any, between the amount of cash received in the merger and the shareholder’s adjusted tax basis in the surrendered shares. We also note similar disclosure on page 6. If counsel is not able to opine on a material tax matter, please say so directly, disclose why you are not able to provide the disclosure, and disclose the possible outcomes and risks to investors of that tax consequence.

Axsys has revised the preliminary proxy statement on page 31 in response to the Staff’s comment.

42.	You may not disclaim responsibility for your disclosure. Please revise the statements on page 36 that your disclosure is “for general informational purposes only,” which we view as an inappropriate disclaimer.

Axsys has revised the preliminary proxy statement on page 31 in response to the Staff’s comment.
Appraisal Rights of Axsys Stockholders, page 36
43.	We note your disclosure in the first full paragraph on page 40. Please revise to explain your statement that Delaware courts have decided that a stockholder’s statutory appraisal remedy may or may not be a dissenter’s exclusive remedy, depending on the factual circumstances.

Axsys has revised the preliminary proxy statement on page 35 in response to the Staff’s comment.
Security Ownership of Certain Owners, page 63
44.	Please revise to reflect the Schedule 13D filed by General Dynamics Advanced Information Systems, Inc. on June 15, 2009.

Securities and Exchange Commission
July 10, 2009

Axsys has revised the preliminary proxy statement on page 55 in response to the Staff’s comment.
45.	Please revise footnotes (1) and (2) to disclose the natural person with voting and dispositive over the shares listed.

Axsys supplementally advises the Staff that the information set forth in footnotes (1) and (2) (revised now to be (2) and (3)) is derived from the Schedule 13Gs that the footnotes reference. These Schedule 13Gs are filed by third parties and do not disclose the natural person with voting and dispositive power of the shares listed.
Annexes
46.	Please file all exhibits, schedules, appendices and/or attachments to the annexes you have filed. For example, we note that you have not filed Schedule A to Annex A.

Axsys supplementally advises the Staff that Schedule A to Annex A only include the disclosure schedules to the merger agreement. As provided by Item 601(b)(2) of Regulation S-K, such schedules should not be filed. Other than the disclosure schedules of the merger agreement, Axsys advises the Staff that all exhibits, schedules, appendices and/or attachments to the annexes have been filed.
General Statement
At your request, Axsys further acknowledges that:
•	Axsys is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	Axsys may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254.

Securities and Exchange Commission
July 10, 2009

Very truly yours,
Christopher J. Hewitt

cc (w/o encl.):	Stephen Bershad, Axsys Technologies, Inc. Cynthia McNickle, Axsys Technologies, Inc. Arjun Kampani, General Dynamics Corporation Thaddeus J. Malik, Esq., Jenner & Block LLP